UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission File Number: 001-33869

STAR BULK CARRIERS CORP.
(Translation of registrant's name into English)

Star Bulk Carriers Corp.
c/o Star Bulk Management Inc.
40 Agiou Konstantinou Street,
15124 Maroussi,
Athens, Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On February 17, 2021, Star Bulk Carriers Corp. (the "Company") issued a press release (the "Press Release") announcing its unaudited financial and operating results for the fourth quarter and the twelve months ended December 31, 2020. A copy of the Press Release is attached hereto as Exhibit 99.1.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION

This Form 6-K, and the documents to which the Company refers in this Form 6-K, as well as information included in oral statements or other written statements made or to be made by the Company, contain "forward-looking statements," within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Exchange Act, with respect to our financial condition, results of operations and business and our expectations or beliefs concerning future events. Words such as, but not limited to, "believe," "expect," "anticipate," "estimate," "intend," "plan," "targets," "projects," "likely," "would," "could" and similar expressions or phrases may identify forward-looking statements.

All forward-looking statements involve risks and uncertainties. The occurrence of the events described, and the achievement of the expected results, depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from expected results.

In addition, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include:

•	general dry bulk shipping market conditions, including fluctuations in charter rates and vessel values;
•	the strength of world economies;
•	the stability of Europe and the Euro;
•	fluctuations in interest rates and foreign exchange rates;
•	changes in demand in the dry bulk shipping industry, including the market for our vessels;
•	changes in our operating expenses, including bunker prices, dry docking and insurance costs;
•	changes in governmental rules and regulations or actions taken by regulatory authorities;
•	potential liability from pending or future litigation;
•	general domestic and international political conditions;
•	potential disruption of shipping routes due to accidents or political events;
•	business disruptions due to natural disasters or other disasters outside our control, such as the recent outbreak of COVID-19;
•	the availability of financing and refinancing;
•	our ability to meet requirements for additional capital and financing to grow our business;
•	the impact of our indebtedness and the compliance with the covenants included in our debt agreements;
•	vessel breakdowns and instances of off-hire;
•	potential exposure or loss from investment in derivative instruments;
•	potential conflicts of interest involving our Chief Executive Officer, his family and other members of our senior management;
•	our ability to complete acquisition transactions as and when planned; and
•	the risk factors and other factors referred to in the Company's reports filed with or furnished to the SEC.

Consequently, all of the forward-looking statements we make in this document are qualified by the information contained or referred to herein, including, but not limited to, (i) the information contained under this heading and (ii) the information disclosed in the Company's annual report on Form 20-F for the fiscal year ended 2019, filed with the SEC on March 27, 2020, as amended on April 2, 2020.

You should carefully consider the cautionary statements contained or referred to in this section in connection with any subsequent written or oral forward-looking statements that may be issued by us or persons acting on our behalf. Except as required by law, the Company undertakes no obligation to update any of these forward-looking statements.

RISK FACTORS

Our significant business risks are described in Item 3.d. in our Annual Report on Form 20F, as filed with the SEC on March 27, 2020, as amended on April 2, 2020. You should be aware that these risk factors and other information may not describe every risk facing the Company. In addition to the risks disclosed in that filing, following are additional updates to our risk factor disclosures with respect to our business.

The Covid-19 pandemic has impacted the dry bulk shipping industry and could have a material adverse impact on our business and operations.
Since the beginning of the calendar year 2020, the outbreak of the Covid-19 pandemic has resulted in the implementation of numerous actions by governments and governmental agencies in an attempt to mitigate the spread of the virus, including travel bans, quarantines, and other emergency public health measures, and a number of countries implemented lockdown measures. Depending on the course of the Covid-19 pandemic, such measures could be newly imposed or reimposed in certain countries. These measures have resulted in a significant reduction in global economic activity and extreme volatility in the global financial markets. If the Covid-19 pandemic continues on a prolonged basis or becomes more severe, the adverse impact on the global economy and the rate environment for dry bulk and other cargo vessels may deteriorate further and our operations and cash flows may be negatively impacted. Relatively weak global economic conditions during periods of volatility have and may continue to have a number of adverse consequences for dry bulk and other shipping sectors, including, among other things:

•	low charter rates, particularly for vessels employed on short-term time charters or in the spot market;
•	decreases in the market value of dry bulk vessels and limited second-hand market for the sale of vessels;
•	limited financing for vessels;
•	loan covenant defaults; and
•	declaration of bankruptcy by certain vessel operators, vessel owners, shipyards and charterers.
The Covid-19 pandemic and measures to contain its spread have negatively impacted regional and global economies and trade patterns in markets in which we operate, the way we operate our business, and the businesses of our charterers and suppliers. These negative impacts could continue or worsen, even after the pandemic itself diminishes or ends. Companies, including us, have also taken precautions, such as requiring employees to work remotely and imposing travel restrictions, while some other businesses have been required to close entirely.
Moreover, we face significant risks to our personnel and operations due to the Covid-19 pandemic. Our crews face risk of exposure to Covid-19 as a result of travel to ports in which cases of Covid-19 have been reported. Our shore-based personnel likewise face risk of such exposure, as we maintain offices in areas that have been impacted by the spread of Covid-19.
 Measures against Covid-19 in a number of countries have restricted crew rotations on our vessels, which may continue or become more severe. As a result, in 2020, we have experienced and may continue to experience disruptions to our normal vessel operations caused by increased deviation time associated with positioning our vessels to countries in which we can undertake a crew rotation in compliance with such measures. Delays in crew rotations have led to issues with crew fatigue and may continue to do so, which may result in delays or other operational issues. We have had and expect to continue to have increased expenses due to incremental fuel consumption and days in which our vessels are unable to earn revenue in order to deviate to certain ports on which we would ordinarily not call during a typical voyage. We may also incur additional expenses associated with testing, personal protective equipment, quarantines, and travel expenses such as airfare costs in order to perform crew rotations in the current environment. In 2020, delays in crew rotations have also caused us to incur additional costs related to crew bonuses paid to retain the existing crew members on board and may continue to do so.

Finally, Covid-19 and measures against it have led to a highly difficult environment in which to dispose of vessels given difficulty to physically inspect vessels.
In addition, organizations across industries, including ours, are rightly focusing on their employees' well-being, whilst making sure that their operations continue undisrupted and at the same time, adapting to the new ways of operating. As such employees are encouraged or even required to operate remotely which significantly increases the risk of cyber security attacks.
There continues to be a high level of uncertainty relating to how the pandemic will evolve, including the availability of vaccines and their global deployment, the development of effective treatments, the imposition of effective public safety and other protective measures and the public's and government's responses to such measures.. The continuation of the Covid-19 pandemic, the development of mutations or new strains of the Covid-19 virus and one or more of the events described above could have a material adverse effect on our business, results of operations, cash flows and financial condition.
 We rely on our information systems to conduct our business, and failure to protect these systems against security breaches could adversely affect our business and results of operations, including on our vessels. Additionally, if these systems fail or become unavailable for any significant period of time, our business could be harmed.
We rely on our computer systems and network infrastructure across our operations, including on our vessels. The safety and security of our vessels and efficient operation of our business, including processing, transmitting and storing electronic and financial information, are dependent on computer hardware and software systems, which are increasingly vulnerable to security breaches and other disruptions. Any significant interruption or failure of our information systems or any significant breach of security could adversely affect our business and results of operations.
Our vessels rely on information systems for a significant part of their operations, including navigation, provision of services, propulsion, machinery management, power control, communications and cargo management. We have in place safety and security measures on our vessels and onshore operations to secure our vessels against cyber-security attacks and any disruption to their information systems. However, these measures and technology may not adequately prevent security breaches despite our continuous efforts to upgrade and address the latest known threats. A disruption to the information system of any of our vessels could lead to, among other things, wrong routing, collision, grounding and propulsion failure.
Beyond our vessels, we rely on industry accepted security measures and technology to securely maintain confidential and proprietary information maintained on our information systems. However, these measures and technology may not adequately prevent security breaches. The technology and other controls and processes designed to secure our confidential and proprietary information, detect and remedy any unauthorized access to that information were designed to obtain reasonable, but not absolute, assurance that such information is secure and that any unauthorized access is identified and addressed appropriately. Such controls may in the future fail to prevent or detect, unauthorized access to our confidential and proprietary information. In addition, the foregoing events could result in violations of applicable privacy and other laws. If confidential information is inappropriately accessed and used by a third party or an employee for illegal purposes, we may be responsible to the affected individuals for any losses they may have incurred as a result of misappropriation. In such an instance, we may also be subject to regulatory action, investigation or liable to a governmental authority for fines or penalties associated with a lapse in the integrity and security of our information systems.
Our operations, including our vessels, and business administration could be targeted by individuals or groups seeking to sabotage or disrupt such systems and networks, or to steal data, and these systems may be damaged, shutdown or cease to function properly (whether by planned upgrades, force majeure, telecommunications failures, hardware or software break-ins or viruses, other cyber-security incidents or otherwise). For example, the information systems of our vessels may be subject to threats from hostile cyber or physical attacks, phishing attacks, human errors of omission or commission, structural failures of resources we control, including hardware and software, and accidents and other failures beyond our control. The threats to our information systems are constantly evolving, and have become increasingly complex and sophisticated. Furthermore, such threats change frequently and are often not recognized or detected until after they have been launched, and therefore, we may be unable to anticipate these threats and may not become aware in a timely manner of such a security breach, which could exacerbate any damage we experience.
We may be required to expend significant capital and other resources to protect against and remedy any potential or existing security breaches and their consequences. A cyber-attack could result in significant expenses to investigate and repair security breaches or system damages and could lead to litigation, fines, other remedial action, heightened regulatory scrutiny and diminished customer confidence. In addition, our remediation efforts may not be successful and we may not have adequate insurance to cover these losses.
The unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could have a material adverse effect on our business, results of operations, cash flows and financial condition.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 17, 2021

COMPANY NAME

By:	/s/ Simos Spyrou
	Name:	Simos Spyrou
	Title:	Co-Chief Financial Officer

Exhibit Number	Description

99.1	Press Release dated February 17, 2021

Exhibit 99.1

STAR BULK CARRIERS CORP. REPORTS NET PROFIT OF $27.8 MILLION FOR THE FOURTH QUARTER
AND $9.7 MILLION FOR THE YEAR ENDED DECEMBER 31, 2020

ATHENS, GREECE, February 17, 2021 – Star Bulk Carriers Corp. (the "Company" or "Star Bulk") (Nasdaq: SBLK), a global shipping company focusing on the transportation of dry bulk cargoes, today announced its unaudited financial and operating results for the fourth quarter and year ended December 31, 2020. Unless otherwise indicated or unless the context requires otherwise, all references in this press release to "we," "us," "our," or similar references, mean Star Bulk Carriers Corp. and, where applicable, its consolidated subsidiaries.
Financial Highlights

(Expressed in thousands of U.S. dollars, except for daily rates and per share data)	Fourth quarter 2020	Fourth quarter 2019	Twelve months ended December 31, 2020	Twelve months ended December 31, 2019
Voyage Revenues	$186,023	$248,639	$693,241	$821,365
Net income/(loss)	$27,774	$23,499	$9,660	$(16,201)
Adjusted Net income / (loss) (1)	$29,508	$34,335	$16,752	$24,331
Net cash provided by operating activities	$58,073	$53,238	$170,552	$88,525
EBITDA (2)	$79,489	$77,996	$225,133	$196,019
Adjusted EBITDA (2)	$81,456	$88,323	$229,075	$237,336
Earnings / (loss) per share basic	$0.29	$0.25	$0.10	$(0.17)
Earnings / (loss) per share diluted	$0.29	$0.24	$0.10	$(0.17)
Adjusted earnings / (loss) per share basic and diluted (1)	$0.30	$0.36	$0.17	$0.26
Average Number of Vessels	116.0	117.6	116.0	112.1
TCE Revenues (3)	$140,718	$148,037	$475,989	$476,247
Daily Time Charter Equivalent Rate ("TCE") (3)	$13,415	$15,535	$11,789	$13,027
Average daily OPEX per vessel (4)	$4,320	$3,899	$4,205	$3,912
Average daily OPEX per vessel (excl. non recurring expenses) (4)	$4,169	$3,899	$4,122	$3,882
Average daily Net Cash G&A expenses per vessel (5)	$1,068	$939	$1,035	$927
(1)
Adjusted Net income / (loss) and Adjusted earnings / (loss) per share basic and diluted are non-GAAP measures. Please see the table at the end of this release for a reconciliation to Net income / (loss), which is the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, as well as for the definition of each measure.

(2)
EBITDA and Adjusted EBITDA are non-GAAP measures. Please see the table at the end of this release for a reconciliation of EBITDA and Adjusted EBITDA to Net Cash Provided by / (Used in) Operating Activities, which is the most directly comparable financial measure calculated and presented in accordance with generally accepted accounting principles in the United States ("U.S. GAAP") as well as for the definition of each measure. To derive Adjusted EBITDA from EBITDA, we exclude non-cash gains / (losses).

(3)
Daily Time Charter Equivalent Rate ("TCE") and TCE Revenues are non-GAAP measures. Please see the table at the end of this release for a reconciliation to Voyage Revenues, which is the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, as well as for the definition of each measure.

(4)
Average daily OPEX per vessel is calculated by dividing vessel operating expenses by Ownership days. Average daily OPEX per vessel (excl. non recurring expenses) is calculated by dividing vessel operating expenses minus any non-recurring items (such as increased costs due to the COVID-19 pandemic or pre-delivery expenses for each vessel at acquisition, if any) by Ownership days. In the future we may incur expenses that are the same as or similar to some of the adjustments.

(5)
Average daily Net Cash G&A expenses per vessel is calculated by (1) deducting the Management fee Income (if any), from, and (2) adding the Management fee expense to, the General and Administrative expenses (net of stock-based compensation expense and other non-cash charges) and (3) then dividing the result by the sum of Ownership days and Charter-in days. Please see the table at the end of this release for a reconciliation to General and administrative expenses, which is the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Petros Pappas, Chief Executive Officer of Star Bulk, commented:

"In the fourth quarter of 2020 Star Bulk earned net income of $27.8 million, TCE Revenues of $140.7 million and Adjusted EBITDA of $81.5 million, with TCE for the quarter increasing to $13,415/day per vessel. On a full year basis, we managed to have a profitable year, despite the challenges posed by Covid-19, with net income of $9.7 million and Adjusted EBITDA of $229.1 million. The strong cash flow from operations during the second half of the year has enabled us to reduce our net debt by $149.0 million to date.

2020 presented several operational and commercial difficulties, which the Company dealt with, while maintaining its financial strength and quality of service. Operationally we promptly and effectively implemented measures to assure the wellbeing of our people onboard and ashore. On the financial side, we strengthened the Company's liquidity by approximately $111 million, raising over $500 million of new debt and taking advantage of record low interest rates to fix LIBOR on approximately $1 billion of debt at 46 bps for a period of approximately 4 years.

A recovering freight market during the second half of the year has enabled us to make accretive vessel acquisitions for shares to expand our platform while at the same time allowing the Company to retain its balance sheet strength. We remain optimistic about the market dynamics in our industry, with a record low orderbook and environmental regulations limiting future fleet growth and strong demand fundamentals across all key dry bulk commodities."

Recent Developments
Fleet Update:
On January 26, 2021 we took delivery of the three capesize vessels E.R Bayonee, E.R Buenos Aires and E.R Borneo (collectively, the "E.R. Acquisition Vessels") from  entities affiliated with E.R. Capital Holding GmbH & Cie. KG, pursuant to the transaction previously announced on December 17, 2020. Consideration for the acquisition was payable in the form of $39.0 million in cash and 2,100,000 of our common shares, which shares were issued on January 26, 2021. The cash consideration of this transaction was financed through proceeds of a new five-year term loan from a leading European financial institution, as described below.

On February 2, 2021 we entered into an agreement with Scorpio Bulkers Inc. (NYSE: SALT) to acquire SBI Pegasus, SBI Subaru and SBI Ursa, Ultramax bulk carriers built in 2015, SBI Capoeira and SBI Carioca, Kamsarmax bulk carriers built in 2015, and SBI Lambada and SBI Macarena, Kamsarmax bulk carriers built in 2016 (collectively, the "Eneti Acquisition Vessels"), by assuming their outstanding lease obligations, which amount to $102.3 million as of the date of this press release. On February 4, 2021, Scorpio Bulkers Inc. announced that the change of its name to "Eneti Inc." would take effect, and its common shares were expected to begin trading on the New York Stock Exchange under the ticker symbol "NETI", on February 8, 2021. As consideration, we expect to issue to Eneti Inc. 3,000,000 newly issued common shares of the Company. The transaction is subject to customary closing conditions and documentation. The Eneti Acquisition Vessels are expected to be delivered to us within the first and early second quarter of this year. On a fully delivered basis we expect to have 102,239,716 shares issued and outstanding. Assuming the delivery of the Eneti Acquisition Vessels, our fleet will consist of 126 vessels with an aggregate capacity of 13.9 million dwt, average age of 9.3 years, 120 of which (95%) will be scrubber fitted.

Financing Activities:
In November 2020, we finalized the sale and leaseback agreement with China Merchants Bank Leasing for the vessel Diva. The drawdown amount of $7.2 million was used in part to refinance the $5.3 million outstanding under the vessel's loan agreement.
In addition, in December 2020, we drew down $57.6 million under the loan agreement with China Export-Import Bank, which is secured by the vessels M/V Star Wave, M/V Star Gina 2GR, M/V Star Charis and M/V Star Suzanna. The drawn amount was used in part to refinance the $54.2 million outstanding under the loan and lease agreements of the above-mentioned vessels.
The above two transactions resulted in additional liquidity of  $5.3 million.
On January 22, 2021, we entered into a loan agreement with a major European Bank for an amount of $39.0 million, which amount was drawn on January 25, 2021 and used to finance the cash consideration for the E.R. Acquisition Vessels, as discussed above. The facility matures five years after the drawdown and is secured by first priority mortgages on the three aforementioned vessels.
On February 8, 2021, we obtained the approval from a major Chinese financial institution to assume the outstanding lease obligations, which amount to $102.3 million as of the date of this press release, of the Eneti Acquisition Vessels. The sale and leaseback agreements are expected to be concluded by the end of February 2021 and the lease terms will be for 5.0 years with purchase options during and at the expiration of the bareboat charters term.
During the fourth quarter of 2020, the Company repaid in full the amount outstanding under the $30.0 million HSBC Working Capital Facility France. As of December 31, 2020 and as of today, $30.0 million remains available to the Company under this facility, which amount represents an additional source of liquidity for the Company. The Company has agreed with the applicable lender to extend the maturity of this facility for an additional year to February 2022.

COVID-19 and Our Proactive Measures
Despite the global gradual recovery from COVID-19, we continue to take proactive measures to ensure the health and wellness of our crew and onshore employees while maintaining effective business continuity and uninterrupted service to our customers. On January 28, 2021, we became a signatory of the "Neptune Declaration on Seafarer Wellbeing and Crew Change", a worldwide call to action to end the unprecedented crew change crisis caused by the Covid-19 pandemic, signed by more than 300 companies and organizations across the maritime value chain.
The overall impact of COVID-19 on our business, and the efficacy of any measures we take in response to the challenges presented by the COVID-19 pandemic, will depend on how the outbreak further develops, the duration and extent of the restrictive measures that are associated with the pandemic and their impact on global economy and trade, which is still uncertain.

Employment Overview
Daily Time Charter Equivalent Rate ("TCE") and TCE Revenues are non-GAAP measures. Please see the table at the end of this release for a reconciliation to Voyage Revenues, which is the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, as well as for the definition of the respective measures.

For the fourth quarter of 2020 our TCE rate was:
Capesize / Newcastlemax Vessels: $17,383 per day.
Post Panamax / Kamsarmax / Panamax Vessels: $12,486 per day.
Ultramax / Supramax Vessels: $10,681 per day.

For the year ended December 31, 2020 our TCE rate was:
Capesize / Newcastlemax Vessels: $16,001 per day.
Post Panamax / Kamsarmax / Panamax Vessels: $10,577 per day.
Ultramax / Supramax Vessels: $9,106 per day.

Amounts shown throughout the press release and variations in period–on–period comparisons are derived from the actual unaudited numbers in our books and records. Reference to per share figures below are based on 96,983,233 and 95,923,034 weighted average diluted shares for the fourth quarter of 2020 and 2019, respectively.
Fourth Quarter 2020 and 2019 Results
For the fourth quarter of 2020, we had a net income of $27.8 million, or $0.29 earnings per share. Net income for the fourth quarter of 2019 was $23.5 million, or $0.24 earnings per share.
Adjusted net income for the fourth quarter of 2020, which excludes certain non-cash items, was $29.5 million, or $0.30 earnings per share, compared to an adjusted net income for the fourth quarter of 2019 of $34.3 million, or $0.36 earnings per share.
Net cash provided by operating activities for the fourth quarter of 2020 was $58.1 million, compared to net cash provided by operating activities of $53.2 million for the fourth quarter of 2019. Adjusted EBITDA for the fourth quarter of 2020, which excludes certain non-cash items was $81.5 million, compared to adjusted EBITDA for the fourth quarter of 2019 of $88.3 million.
Voyage revenues for the fourth quarter of 2020 decreased to $186.0 million from $248.6 million in the fourth quarter of 2019. Adjusted time charter equivalent revenues ("Adjusted TCE Revenues") (please see the table at the end of this release for the calculation of the Adjusted TCE Revenues) were $140.5 million for the fourth quarter of 2020, compared to $147.5 million for the fourth quarter of 2019. TCE rate for the fourth quarter of 2020 was $13,415 compared to $15,535 for the fourth quarter of 2019.

For the fourth quarters of 2020 and 2019, vessel operating expenses were $46.1 million and $42.2 million, respectively. Vessel operating expenses for the fourth quarter of 2020 included additional crew expenses related to the increased number of crew changes performed during the period as a result of COVID-19 restrictions imposed in the beginning of 2020 of $1.6 million. Our average daily operating expenses per vessel for the fourth quarters of 2020 and 2019 were $4,320 and $3,899, respectively. Excluding non-recurring expenses such as the increased costs due to the COVID-19 pandemic in 2020, our average daily operating expenses per vessel for the fourth quarter of 2020 were $4,169.

General and administrative expenses for the fourth quarters of 2020 and 2019 were $7.6 million and $8.1 million, respectively. The decrease is mainly attributable to the decrease in stock based compensation expense to $0.3 million in the fourth quarter of 2020 from $1.6 million in the fourth quarter of 2019. Vessel management fees for the fourth quarters of 2020 and 2019 were $4.6 million and $4.7 million, respectively. Our average daily net cash general and administrative expenses per vessel (including management fees and excluding stock-based compensation and other non-cash charges) for the fourth quarters of 2020 and 2019 were $1,068 and $939, respectively.

Interest and finance costs net of interest and other income/(loss) for the fourth quarters of 2020 and 2019 were $15.2 million and $21.1 million, respectively. Despite the increase in the weighted average balance of our outstanding indebtedness to $1,618.6 million during the fourth quarter of 2020, from $1,598.9 million for the same period in 2019, the interest and finance costs net of interest and other income/ (loss) decreased due to the decrease in the average interest rate on our outstanding indebtedness, mainly driven by the refinancing of certain of our debt agreements, the interest rate swap agreements that we entered into during the second and third quarters of 2020  and the lower LIBOR rates during the fourth quarter of 2020 compared to the same period in 2019.

Unaudited Consolidated Statement of Operations
(Expressed in thousands of U.S. dollars except for share and per share data)	Fourth quarter 2020	Fourth quarter 2019	Twelve months ended December 31, 2020	Twelve months ended December 31, 2019

Revenues:
Voyage revenues	$186,023	$248,639	$693,241	$821,365
Total revenues	186,023	248,639	693,241	821,365

Expenses:
Voyage expenses	(41,349)	(64,058)	(200,058)	(222,962)
Charter-in hire expense	(4,837)	(33,826)	(32,055)	(126,813)
Vessel operating expenses	(46,098)	(42,188)	(178,543)	(160,062)
Dry docking expenses	(1,276)	(12,060)	(23,519)	(57,444)
Depreciation	(36,164)	(32,293)	(142,293)	(124,280)
Management fees	(4,602)	(4,699)	(18,405)	(17,500)
Loss on bad debt	(373)	(357)	(373)	(1,607)
General and administrative expenses	(7,569)	(8,051)	(31,881)	(34,819)
Gain/(Loss) on forward freight agreements and bunker swaps	(303)	(2,385)	16,156	4,411
Impairment loss	-	-	-	(3,411)
Other operational loss	(587)	-	(1,513)	(110)
Other operational gain	690	2,237	3,231	2,423
Gain/(Loss) on sale of vessels	-	(4,723)	-	(5,493)

Operating income/(loss)	43,555	46,236	83,988	73,698

Interest and finance costs	(15,434)	(21,380)	(69,555)	(87,617)
Interest and other income/(loss)	270	293	267	1,299
Loss on debt extinguishment	(509)	(1,577)	(4,924)	(3,526)
Total other expenses, net	(15,673)	(22,664)	(74,212)	(89,844)

Income/(Loss) before equity in investee	27,882	23,572	9,776	(16,146)

Equity in income/(loss) of investee	3	(34)	36	54

Income/(Loss) before taxes	$27,885	$23,538	$9,812	$(16,092)

Income taxes	(111)	(39)	(152)	(109)

Net income/(loss)	$27,774	$23,499	$9,660	$(16,201)

Earnings/(loss) per share, basic and diluted	$0.29	$0.25	$0.10	$(0.17)
Earnings/(loss) per share, diluted	$0.29	$0.24	$0.10	$(0.17)
Weighted average number of shares outstanding, basic	96,752,291	95,797,142	95,928,017	93,735,549
Weighted average number of shares outstanding, diluted	96,983,233	95,923,034	96,081,233	93,735,549

Unaudited Consolidated Condensed Balance Sheets

(Expressed in thousands of U.S. dollars)

ASSETS	December 31, 2020	December 31, 2019
Cash and cash equivalents and resticted cash, current	$190,510	125,241
Other current assets	116,901	140,801
TOTAL CURRENT ASSETS	307,411	266,042

Vessels and other fixed assets, net	2,877,119	2,965,527
Restricted cash, non current	5,021	1,021
Other non-current assets	2,242	6,081
TOTAL ASSETS	$3,191,793	$3,238,671

Current portion of long-term debt and lease financing	$189,773	$202,495
Other current liabilities	76,659	108,436
TOTAL CURRENT LIABILITIES	266,432	310,931

Long-term debt and lease financing non-current (net of unamortized deferred finance fees of $19,942 and $19,034, respectively)	1,321,116	1,330,420
Senior Notes (net of unamortized deferred finance fees of $768 and $1,179, respectively)	49,232	48,821
Other non-current liabilities	5,486	4,459
TOTAL LIABILITIES	$1,642,266	$1,694,631

SHAREHOLDERS' EQUITY	1,549,527	1,544,040

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$3,191,793	$3,238,671

Unaudited Cash Flow Data

(Expressed in thousands of U.S. dollars)	Twelve months ended December 31, 2020	Twelve months ended December 31, 2019

Net cash provided by / (used in) operating activities	$170,552	$88,525

Vessel acquisitions and Advances for vessels under construction	-	(203,722)
Capital expenditures for vessel modifications/upgrades	(72,059)	(143,418)
Proceeds from sale of vessels	-	56,632
Insurance Proceeds	5,725	10,671
Net cash provided by / (used in) investing activities	(66,334)	(279,837)

Proceeds from vessels' new debt	604,264	768,282
Ordinary vessels' debt repayment	(186,411)	(161,199)
Debt prepayment due to sale or refinancing	(438,971)	(462,693)
Financing fees	(9,027)	(15,366)
Repurchase of common shares	-	(20,523)
Dividend payments	(4,804)	(4,804)
Net cash provided by / (used in) financing activities	(34,949)	103,697

Summary of Selected Data

	Fourth quarter 2020	Fourth quarter 2019	Twelve months ended December 31, 2020	Twelve months ended December 31, 2019
Average number of vessels (1)	116.0	117.6	116.0	112.1
Number of vessels (2)	116	116	116	116
Average age of operational fleet (in years) (3)	9.2	8.3	9.2	8.3
Ownership days (4)	10,672	10,819	42,456	40,915
Available days (5)	10,472	9,497	40,274	36,403
Charter-in days (6)	339	1,262	1,414	6,843
Daily Time Charter Equivalent Rate (7)	$13,415	$15,535	$11,789	$13,027
Average daily OPEX per vessel (8)	$4,320	$3,899	$4,205	$3,912
Average daily OPEX per vessel (excl. non recurring expenses) (8)	$4,169	$3,899	$4,122	$3,882
Average daily Net Cash G&A expenses per vessel (9)	$1,068	$939	$1,035	$927

(1) Average number of vessels is the number of vessels that constituted our owned fleet for the relevant period, as measured by the sum of the number of days each operating vessel was a part of our owned fleet during the period divided by the number of calendar days in that period.
(2) As of the last day of the periods reported.
(3) Average age of operational fleet is calculated as of the end of each period.
(4) Ownership days are the total calendar days each vessel in the fleet was owned by us for the relevant period, including vessels subject to sale and leaseback transactions and finance leases.
(5) Available days for the fleet are the Ownership days after subtracting off-hire days for major repairs, dry docking or special or intermediate surveys and scrubber installation. The available days for the fourth quarter 2020, were impacted by offhire days relating to disruptions in connection with crew changes as a result of COVID-19. In addition, the available days for the twelve months ended December 31, 2020 have been retrospectively adjusted to that effect. Our method of computing Available Days may not necessarily be comparable to Available Days of other companies due to differences in methods of calculation.
(6) Charter-in days are the total days that we charter-in vessels not owned by us.
(7) Represents the weighted average daily TCE rates of our operating fleet (including owned fleet and fleet under charter-in arrangements). TCE rate is a measure of the average daily net revenue performance of our vessels. Our method of calculating TCE rate is determined by dividing voyage revenues (net of voyage expenses, charter-in hire expense, amortization of fair value of above/below market acquired time charter agreements and provision for onerous contracts, if any, as well as adjusted for the impact of realized gain/(loss) on forward freight agreements ("FFAs") and bunker swaps) by Available days for the relevant time period. Available days do not include the Charter-in days as per the relevant definitions provided above. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. In the calculation of TCE Revenues, we also include the realized gain/(loss) on FFAs and bunker swaps as we believe that this method better reflects the chartering result of our fleet and is more comparable to the method used by our peers. TCE revenues and TCE rate, non-GAAP measures, provide additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, because they assist our management in making decisions regarding the deployment and use of our vessels and because we believe that they provide useful information to investors regarding our financial performance. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types under which its vessels may be employed between the periods. Our method of computing TCE may not necessarily be comparable to TCE of other companies due to differences in methods of calculation. For the detailed calculation please see the table at the end of this release with the reconciliation of Voyage Revenues to TCE.
(8)  Average daily OPEX per vessel is calculated by dividing vessel operating expenses by Ownership days. Average daily OPEX per vessel (excluding non- recurring expenses) is calculated by dividing vessel operating expenses minus any non-recurring expenses (such as increased costs due to the COVID-19 pandemic or pre-delivery expenses  for each vessel at acquisition, if any) by Ownership days. In the future we may incur expenses that are the same as or similar to some of the adjustments. Vessel operating expenses for the three and twelve month period ended December 31, 2020 included additional crew expenses related to the increased number of crew changes performed during the period as a result of COVID-19 restrictions imposed in the beginning of 2020 of $1.6 million and $3.5 million, respectively, while vessel operating expenses for the twelve month period ended December 31, 2019 included pre-delivery and pre-joining expenses of $1.2 million.
(9)  Please see the table at the end of this release for the reconciliation to General and administrative expenses, the most directly comparable GAAP measure. We believe that Average daily Net Cash G&A expenses per vessel is a useful measure for our management and investors for period to period comparison with respect to our financial performance since such measure eliminates the effects of non-cash items which may vary from period to period, are not part of our daily business and derive from reasons unrelated to overall operating performance.

EBITDA and Adjusted EBITDA Reconciliation
We include EBITDA herein since it is a basis upon which we assess our liquidity position. It is also used by our lenders as a measure of our compliance with certain loan covenants and we believe that it presents useful information to investors regarding our ability to service and/or incur indebtedness.

To derive Adjusted EBITDA from EBITDA, we excluded non-cash gains/(losses) such as those related to sale of vessels, stock-based compensation expense, the write-off of the unamortized fair value of above/below market acquired time charters, impairment losses, loss from bad debt, change in fair value of forward freight agreements and bunker swaps and the equity in income/(loss) of investee and other non-cash charges, if any, which may vary from period to period and for different companies and because these items do not reflect operational cash inflows and outflows of our fleet. In addition, together with our scrubber installation program, we decided to bring forward to 2019 the majority of 2020 dry docking services; thus, in the Adjusted EBITDA calculation for 2019 we included only the dry docking expenses for the vessels which were due for their periodic dry dock during 2019. 2020 Adjusted EBITDA does not include the drydocking expenses for the vessels which were due for their periodic dry dock in 2020 but this was performed in 2019.

EBITDA and Adjusted EBITDA do not represent and should not be considered as alternatives to cash flow from operating activities or net income, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

The following table reconciles net cash provided by operating activities to EBITDA and Adjusted EBITDA:
(Expressed in thousands of U.S. dollars)	Fourth quarter 2020	Fourth quarter 2019	Twelve months ended December 31, 2020	Twelve months ended December 31, 2019
Net cash provided by/(used in) operating activities	$58,073	$53,238	$170,552	$88,525
Net decrease / (increase) in current assets	(388)	2,903	(22,617)	58,923
Net increase / (decrease) in operating liabilities, excluding current portion of long term debt	10,308	5,924	17,085	(16,241)
Impairment loss	-	-	-	(3,411)
Loss on debt extinguishment	(509)	(1,577)	(4,924)	(3,526)
Stock – based compensation	(346)	(1,573)	(4,624)	(7,943)
Amortization of deferred finance charges	(2,062)	(1,567)	(7,815)	(5,590)
Unrealized gain / (loss) on forward freight agreements and bunker swaps	(1,184)	333	1,295	(246)
Total other expenses, net	15,673	22,664	74,212	89,844
Other non-current assets	-	357	-	357
Gain/(Loss) on hull and machinery claims	183	2,369	2,154	2,264
Loss on bad debt	(373)	(357)	(373)	(1,607)
Income tax	111	39	152	109
Gain/(Loss) on sale of vessels	-	(4,723)	-	(5,493)
Equity in income/(loss) of investee	3	(34)	36	54
EBITDA	$79,489	$77,996	$225,133	$196,019

Equity in (income)/loss of investee	(3)	34	(36)	(54)
Unrealized (gain)/loss on forward freight agreements and bunker swaps	1,184	(333)	(1,295)	246
(Gain)/Loss on sale of vessels	-	4,723	-	5,493
Accelerated dry docking expenses due in 2020	-	4,138	-	22,569
Stock-based compensation	346	1,573	4,624	7,943
Loss on bad debt	373	357	373	1,607
Impairment loss	-	-	-	3,411
Other non-cash charges	67	(165)	276	102
Adjusted EBITDA	$81,456	$88,323	$229,075	$237,336

Net income/(Loss) and Adjusted Net income/(Loss) Reconciliation and calculation of Adjusted Earnings/(Loss) Per Share
To derive Adjusted Net Income and Adjusted Earnings/(Loss) Per Share from Net Income, we excluded non-cash items, as provided in the table below. We believe that Adjusted Net Income and Adjusted Earnings/(Loss) Per Share assist our management and investors by increasing the comparability of our performance from period to period since each such measure eliminates the effects of such non-cash items as gain/(loss) on sale of assets, unrealized gain/(loss) on derivatives, impairment losses and other items which may vary from year to year, for reasons unrelated to overall operating performance. Similarly, with what was discussed above, we excluded from the Adjusted Income/(loss) and Adjusted Earnings/(loss) per share for 2019 the accelerated dry docking expenses that were due in 2020. In addition, we believe that the presentation of the respective measure provides investors with supplemental data relating to our results of operations, and therefore, with a more complete understanding of factors affecting our business than with GAAP measures alone. Our method of computing Adjusted Net Income and Adjusted Earnings/ (Loss) Per Share may not necessarily be comparable to other similarly titled captions of other companies due to differences in methods of calculation.
The following table reconciles Net income / (loss) to Adjusted Net income / (loss):
(Expressed in thousands of U.S. dollars except for share and per share data)	Fourth quarter 2020	Fourth quarter 2019	Twelve months ended December 31, 2020	Twelve months ended December 31, 2019
Net income / (loss)	$27,774	$23,499	$9,660	$(16,201)
Amortization of fair value of above/below market acquired time charter agreements, net	(233)	(499)	(1,184)	(2,013)
Loss on bad debt	373	357	373	1,607
Stock – based compensation	346	1,573	4,624	7,943
Other non-cash charges	67	(165)	276	102
Unrealized (gain) / loss on forward freight agreements and bunker swaps	1,184	(333)	(1,295)	246
Accelerate dry docking expenses due in 2020	-	4,138	-	22,569
(Gain) / loss on sale of vessels	-	4,723	-	5,493
Impairment loss	-	-	-	3,411
Loss on debt extinguishment	-	1,008	4,334	1,228
Equity in income/(loss) of investee	(3)	34	(36)	(54)
Adjusted Net income / (loss)	$29,508	$34,335	$16,752	$24,331
Weighted average number of shares outstanding, basic	96,752,291	95,797,142	95,928,017	93,735,549
Weighted average number of shares outstanding, diluted	96,983,233	95,923,034	96,081,233	93,735,549
Adjusted Earnings / (Loss) Per Share, basic and diluted	$0.30	$0.36	$0.17	$0.26

Voyage Revenues to Daily Time Charter Equivalent ("TCE") Reconciliation

(In thousands of U.S. Dollars, except for TCE rates)
	Fourth quarter 2020	Fourth quarter 2019	Twelve months ended December 31, 2020	Twelve months ended December 31, 2019
Voyage revenues	$186,023	$248,639	$693,241	$821,365
Less:
Voyage expenses	(41,349)	(64,058)	(200,058)	(222,962)
Charter-in hire expense	(4,837)	(33,826)	(32,055)	(126,813)
Realized gain/(loss) on FFAs/bunker swaps	881	(2,718)	14,861	4,657
Time Charter equivalent revenues	$140,718	$148,037	$475,989	$476,247
Amortization of fair value of below/above market acquired time charter agreements, net	(233)	(499)	(1,184)	(2,013)
Adjusted Time Charter equivalent revenues	$140,485	$147,538	$474,805	$474,234

Available days	10,472	9,497	40,274	36,403
Daily Time Charter Equivalent Rate ("TCE")	$13,415	$15,535	$11,789	$13,027

Average daily Net Cash G&A expenses per vessel Reconciliation

(In thousands of U.S. Dollars, except for daily rates)
	Fourth quarter 2020	Fourth quarter 2019	Twelve months ended December 31, 2020	Twelve months ended December 31, 2019
General and administrative expenses	$7,569	$8,051	31,881	$34,819
Plus:
Management fees	4,602	4,699	18,405	17,500
Less:
Stock – based compensation	(346)	(1,573)	(4,624)	(7,943)
Other non-cash charges	(67)	165	(276)	(102)
Net Cash G&As expenses	$11,758	$11,342	$45,386	$44,274

Ownership days	10,672	10,819	42,456	40,915
Charter-in days	339	1,262	1,414	6,843
Average daily Net Cash G&A expenses per vessel	$1,068	$939	$1,035	$927

Conference Call details:
Our management team will host a conference call to discuss our financial results on Thursday, February 18, 2021 at 11:00 a.m., Eastern Time (ET).

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(877) 553-9962 (from the US), 0(808) 238-0669 (from the UK) or + (44) (0) 2071 928 592 (Standard International Dial In). Please quote "Star Bulk."

A replay of the conference call will be available until Thursday, February 25, 2021. The United States replay number is 1(866) 331-1332; from the UK 0(808) 238-0667; the standard international replay number is (+44) (0) 3333 009 785 and the access code required for the replay is: 3128607#.
Slides and audio webcast:
There will also be a simultaneous live webcast over the Internet through the Star Bulk website (www.starbulk.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.  The content on our website is not incorporated by reference into this release.
About Star Bulk
Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk's vessels transport major bulks, which include iron ore, minerals and grain, and minor bulks, which include bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, Oslo, New York, Limassol and Singapore. Its common stock trades on the Nasdaq Global Select Market under the symbol "SBLK". Star Bulk will operate on a fully delivered basis a fleet of 126 vessels, with an aggregate capacity of 13.9 million dwt, consisting of 17 Newcastlemax, 22 Capesize, 2 Mini Capesize, 7 Post Panamax, 39 Kamsarmax, 2 Panamax, 20 Ultramax and 17 Supramax vessels with carrying capacities between 52,425 dwt and 209,537 dwt.
Forward-Looking Statements
Matters discussed in this press release may constitute forward looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination by our management of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include general dry bulk shipping market conditions, including fluctuations in charter rates and vessel values; the strength of world economies; the stability of Europe and the Euro; fluctuations in interest rates and foreign exchange rates; changes in demand in the dry bulk shipping industry, including the market for our vessels; changes in our operating expenses, including bunker prices, dry docking and insurance costs; changes in governmental rules and regulations or actions taken by regulatory authorities; potential liability from pending or future litigation; general domestic and international political conditions; potential disruption of shipping routes due to accidents or political events; business disruptions due to natural disasters or other disasters outside our control, such as the recent outbreak of COVID-19; the length and severity of the COVID-19 outbreak; the availability of vaccines for the COVID-19 virus and their global deployment; the impact of public health threats and outbreaks of other highly communicable diseases; the impact of the expected discontinuance of LIBOR after 2021 on interest rates of our debt that reference LIBOR; the availability of financing and refinancing; our ability to meet requirements for additional capital and financing to  grow our business; the impact of our indebtedness and the compliance with the covenants included in our debt agreements; vessel breakdowns and instances of off‐hire; potential exposure or loss from investment in derivative instruments; potential conflicts of interest involving our Chief Executive Officer, his family and other members of our senior management and our ability to complete acquisition transactions as and when planned. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward‐looking statements as a result of developments occurring after the date of this communication.

Contacts
Company:
Simos Spyrou, Christos Begleris
Co ‐ Chief Financial Officers
Star Bulk Carriers Corp.
c/o Star Bulk Management Inc.
40 Ag. Konstantinou Av.
Maroussi 15124
Athens, Greece
Email: info@starbulk.com
www.starbulk.com

Investor Relations / Financial Media:
Nicolas Bornozis
President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661‐7566
E‐mail: starbulk@capitallink.com
www.capitallink.com